

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2011

Via E-Mail
Ms. Sabine Chalmers, Chief Legal and Corporate Affairs Officer
Anheuser-Busch InBev SA/NV
250 Park Avenue
New York, New York 10177

> **Re:** **Anheuser-Busch InBev SA/NV**
> **Form 20-F for Fiscal Year Ended**
> **December 31, 2010**
> **Filed April 13, 2011**
> **File No. 001-34455**

Dear Ms. Chalmers:

We have reviewed your supplemental response, dated August 16, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Exhibits

1. We note your response to comment three of our letter date 7 July 2011. Please file your amended Form 20-F as proposed.

Notes to the Consolidated Financial Statements, page F-12

32. Contingencies, page F-67

2. We note your response to comment four of our letter dated 7 July 2011, and the contingencies disclosure included as Annex A to your response letter. Please provide in future filings clarifying disclosure and an estimate of the financial effects of the following contingencies per IAS 37.86(a) or state that it is not practicable to estimate the financial effects per IAS 37.91, as applicable.

a. We note the significant initial claim of 2.8 billion Brazilian real which were doubled by the court under your "Suit against Brazilian beer industry" disclosure. Please provide an assessment of the likelihood of an obligation and disclose an assessment of loss. Please tell us if it was practicable to estimate the financial effects of the suit against the Brazilian beer industry as of 30 June 2011.

b. We note under "Antitrust Matters" disclosure regarding the CADE's ruling that, among other things, imposed a fine in the amount of 353 million Brazilian real and that a loss is possible. Please clarify whether the estimate of the amount of possible loss is limited to the fine or provide an estimate of total possible loss at 30 June 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Archfield at (202) 551-3315 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director